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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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MAR 01 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Avila Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 6th Floor
(No. And Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis R. Dumas 212-542-4444
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis R. Dumas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avila Capital Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHERINE A LANGAN, NOTARY PUBLIC
NEWTOWN TWP, BUCKS COUNTY
MY COMMISSION EXPIRES FEB. 28, 2017

Signature

President and CCO
Title

Catherine A Langan
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVILA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

Statement of Financial Condition

DECEMBER 31, 2016

AVILA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)
DECEMBER 31, 2015

Table of Contents

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Avila Capital Markets, Inc.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

We have audited the accompanying statement of financial condition of Avila Capital Markets, Inc. (A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC) (a Delaware corporation) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Avila Capital Markets, Inc. (A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Avila Capital Markets, Inc. (A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC) as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

AVILA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 496,002
Due from brokers	16,166
Deposits with clearing brokers	1,036,514
Prepaid expenses and other assets	14,032
Restricted cash	196,884
Total	**$ 1,759,598**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,680
Commissions and fees payable	5,165
Commitments and contingencies	
AWC liability as of December 31, 2016	216,079
Total liabilities	237,925
Subordinated borrowing	
Stockholder's equity:	600,000
Common stock, 1,000 shares authorized, $.001 par value; 510 shares issued and outstanding	1
Additional paid-in capital	1,837,142
Accumulated deficit	(915,470)
Total stockholder's equity	921,673
Total	**$ 1,759,598**

See accompanying notes to statement of financial condition.

Note 1. Business and summary of significant accounting policies:

Business

Avila Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers full service brokerage products and services and also specializes in emerging market fixed income products on a riskless principal basis. The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through National Financial Services LLC, member NYSE/SIPC, a Fidelity Investment® company, on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high-credit quality financial institutions and monitoring their credit ratings.

Note 1. Business and summary of significant accounting polcies (continued):

Exchange Commission

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Allowance for doubtful accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Fixed assets, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Rent

Rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent credit in the statement of financial condition.

Revenue recognition

Securities transactions and the related commission revenue are recorded on a trade date basis.

Income taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 1. Business and summary of significant accounting polcies (continued):

Income taxes (continued):

The Company's Federal, state and city income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to income tax examinations by taxing authorities for years before 2013.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2016.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on the their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2. Due from brokers and deposits with clearing brokers:

Due from brokers and deposits with clearing brokers at December 31, 2016 consists of $16,166 which represents the net proceeds received from trading activities and $1,036,514 deposits on hand with the Company's clearing brokers.

Note 3. Subordinated borrowings:

The borrowings under the subordinated loan agreement at December 31, 2016 are as follows:

Subordinated note, bearing interest at the rate of 3.25 percent per annum due March 1, 2018	$	600,000

The subordinated borrowing is subject to a subordinated loan agreement approved by FINRA effective May 23, 2012, as amended, effective February 2, 2015, payable to an officer of the Company. The $600,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On February 22, 2017 FINRA approved a partial repayment of the note in the amount of $150,000.

Note 4. Related party transactions:

The Company and the Parent have an expense sharing agreement in place. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. For the year ended December 31, 2016, there were no expense-sharing activities with the Parent.

As more fully described in Note 3, a subordinated note is payable by the Company to an officer.

Note 5. Income taxes:

The Company estimates that it has a net operating loss carryforward in the approximately amounts below which will expire as follows:

Year ending December 31,	New York State and New York City	Federal
2033	$ 550,000	
2034	630,000	$ 95,000
2035	710,000	385,000
Total	$ 1,890,000	$ 480,000

The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $480,000. However, the Company has determined that a valuation allowance of $480,000 against such deferred tax asset is necessary as it is uncertain that the carryforward will be utilized. The net change in the valuation allowance during 2016 amounted to approximately $307,000.

Note 6. Commitments and contingencies:

Leasehold

The Company is obligated under various non-cancelable lease agreements for office space and equipment, expiring in various years through December 31, 2016. Under the terms of the leases, the base rent is subject to escalations for increases in real estate taxes and operating costs. Rent expense, included in rent, occupancy and related costs in the statement of operations, was approximately $203,000 for the year ended December 31, 2016.

The Company maintains $196,884 with a bank as restricted cash in the form of a letter of credit in favor of the landlord, as required by the lease agreement.

Subsequent events

The lease agreement expired and the restriction on the letter of credit was removed on February 2, 2017. The company subsequently entered in a new lease agreement with a $7,500 security deposit and rent commitments of $60,000 through December 31, 2017.

Note 6. Commitments and contingencies (continued):

Regulatory

On September 27, 2016 without admitting or denying the findings, for the sole purpose of avoiding the expense and distraction of litigation the firm consented to a Financial Institution Regulatory Authority Acceptance, Waiver and Consent (AWC) for failure to have in place adequate anti-money laundering policies, systems and procedures (procedures) to assure transactions were reasonably scrutinized during the period January 1, 2011 through October 31, 2014. The AWC was purely procedural. As part of the settlement the firm agreed to pay $350,000, retain an independent consultant to review the firm's procedures and adopt any recommended changes. The $216,079 still due under the settlement is payable pursuant to a note calling for installments of $6,250 per month including interest at 6.5%.

Note 7. Concentration:

Substantially all of the commissions and fees are earned from customers who are located outside the United States. A majority of the commissions and fees are earned from customers located in Latin America and the Caribbean.

Note 8. Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss on a daily basis, and on an account-by-account basis. At December 31, 2016, the Company was not responsible for any unsecured debits. Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 9. Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10. Profit sharing plan:

The Company has a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to contribution limits established by the Internal Revenue Service. The Company contributed $1,811 to the plan during the year ended December 31, 2016.

Note 11. Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had a net capital of approximately $1,310,000, which is $1,260,000 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 18.15%.

The Company's clearing agreement with National Financial Services LLC ("NFS") includes Net Capital and Escrow Requirements of $1,500,000 and $750,000, respectively. The Company has at all times met the Escrow Requirement. The Company's Net Capital for the quarter ended September 30, 2016, was $1,281,244. These temporary deficiencies had no adverse impact upon the clearing agreement.

The firm entered into a new fully disclosed clearing agreement with Apex Clearing Corporation ("Apex") on November 17, 2016, which will replace the previous clearing agreement. The firm converted from NFS to the Apex platform February 1, 2017.

Note 12. Stockholder's equity:

The Parent made a contribution of equity capital to the Company at the date and in the amount stated below as investments in the Company in the form of additional paid-in capital, for the Company's use in the conduct of the Company's business. Additional the Parent made a withdrawal of excess capital generated by a profitable quarter ended June 30, 2016.

April 12, 2016	$ 15,789
June 30, 2016	(40,000)
	$ (24,211)